UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2008

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No	x

(If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82.)

First-Quarter 2008 Results For Immediate Release

Highlights

➢	Consolidated net sales increased 16.4%, and operating segment income increased 11.1% in nominal terms

➢	Television Broadcasting net sales increased 2.3% in nominal terms, and the operating segment income margin was 39%

➢	Weekday prime-time audience share reached 72.8%

➢	The board of directors will propose a dividend of Ps.0.75 per CPO

Consolidated Results

Mexico City, D.F., April 24, 2008—Grupo Televisa, S.A.B. (NYSE:TV; BMV: TLEVISA CPO; “Televisa” or “the Company”) today announced results for first quarter 2008. The results have been prepared in accordance with Mexican Financial Reporting Standards (Mexican FRS)1.

The following table sets forth a condensed consolidated statement of income for the three months ended March 31, 2008 and 2007, in millions of Mexican pesos, as well as the percentage of net sales that each line represents and the percentage change when comparing first quarter 2008 with first quarter 2007:

	1Q 2008[1]	Margin %	1Q 2007[1]	Margin %	1Q 2007[2]	Margin %	Change[2] %
Net sales	9,538.1	100.0	8,455.5	100.0	8,194.3	100.0	16.4
Operating income	2,384.5	25.0	2,432.2	28.8	2,343.6	28.6	1.7
Consolidated net income	1,170.1	12.3	1,001.5	11.8	954.0	11.6	22.7
Majority interest net income	1,053.5	11.0	753.6	8.9	713.2	8.7	47.7

Consolidated net sales increased 16.4% to Ps.9,538.1 million in first quarter 2008 compared with Ps.8,194.3 million in first quarter 2007. This increase was attributable to revenue growth in our Cable and Telecom, Other Businesses, Sky, Publishing, Television Broadcasting, Pay Television Networks, Programming Exports, and Publishing Distribution segments.

Consolidated operating income increased 1.7% to Ps.2,384.5 million in first quarter 2008 compared with Ps.2,343.6 million in first quarter 2007. This increase was attributable to higher sales that were partially offset by higher cost of sales, operating expenses, and depreciation and amortization.

Majority interest net income increased 47.7% to Ps.1,053.5 million in first quarter 2008 compared with Ps.713.2 million in first quarter 2007. The net increase of Ps.340.3 million reflected i) a Ps.40.9 million increase in operating income; ii) a Ps.669.1 million decrease in other expense, net; iii) a Ps.9.5 million decrease in equity in losses of affiliates; iv) a Ps.90.4 million decrease in income taxes; and v) a Ps.124.2 million decrease in minority interest net income. These favorable changes were partially offset by a Ps.593.8 million increase in integral cost of financing.
________________
1 We recognized the effects of inflation in our financial information through December 31, 2007. Beginning January 1, 2008, in accordance with the guidelines provided by Mexican FRS, we no longer recognize such effects in our financial reporting. Accordingly, we are presenting our results for first quarter 2008 in nominal Mexican pesos. Also, as required by Mexican FRS, we are presenting our first quarter 2007 results in Mexican pesos of purchasing power as of December 31, 2007.
2 We also present our first quarter 2007 results in nominal terms to provide additional comparison with our first quarter 2008 results. Results are explained comparing nominal first quarter figures for each year.

First-Quarter Results by Business Segment

The following table presents first-quarter results ended March 31, 2008 and 2007, for each of our business segments. Results for the first quarter 2007 are adjusted in millions of Mexican pesos in purchasing power as of December 31, 2007, and results for the first quarter 2008 are stated in millions of nominal Mexican pesos.

Net Sales	1Q 2008%		1Q 2007%		Inc. %
Television Broadcasting	3,882.5	39.7	3,926.3	45.1	(1.1)
Pay Television Networks	463.6	4.7	408.8	4.7	13.4
Programming Exports	578.3	5.9	538.8	6.2	7.3
Publishing	727.3	7.4	609.3	7.0	19.4
Publishing Distribution	111.8	1.1	105.3	1.2	6.2
Sky	2,180.6	22.3	2,037.4	23.4	7.0
Cable and Telecom	1,052.8	10.8	568.0	6.6	85.4
Other Businesses	789.4	8.1	506.9	5.8	55.7
Segment Net Sales	9,786.3	100.0	8,700.8	100.0	12.5
Intersegment Operations[1]	(248.2)		(245.3)		(1.2)
Consolidated Net Sales	9,538.1		8,455.5		12.8

Operating Segment Income (Loss)[2]	1Q 2008	Margin %	1Q 2007	Margin %	Inc. %
Television Broadcasting	1,514.2	39.0	1,581.9	40.3	(4.3)
Pay Television Networks	283.3	61.1	244.4	59.8	15.9
Programming Exports	245.3	42.4	243.1	45.1	0.9
Publishing	49.1	6.8	55.3	9.1	(11.2)
Publishing Distribution	2.8	2.5	7.4	7.0	(62.2)
Sky	1,080.2	49.5	991.8	48.7	8.9
Cable and Telecom	327.7	31.1	207.5	36.5	57.9
Other Businesses	(25.3)	(3.2)	(89.8)	(17.7)	71.8
Operating Segment Income	3,477.3	35.5	3,241.6	37.3	7.3
Corporate Expenses	(99.5)	(1.0)	(90.8)	(1.0)	(9.6)
Depreciation and Amortization	993.3	10.4	718.6	8.5	38.2
Consolidated Operating Income	2,384.5	25.0	2,432.2	28.8	(2.0)
________________
[1] For segment reporting purposes, intersegment operations are included in each of the segment operations.

[2] Operating segment income (loss) is defined as segment operating income (loss) before depreciation and amortization, and corporate expenses.

First-Quarter Results by Business Segment in Nominal Terms

The following table presents first-quarter results ended March 31, 2008 and 2007, for each of our business segments. Results for the first-quarter 2007 and 2008 are presented in millions of nominal Mexican pesos.

Net Sales	1Q 2008%		1Q 2007%		Inc. %
Television Broadcasting	3,882.5	39.7	3,794.7	45.0	2.3
Pay Television Networks	463.6	4.7	397.0	4.7	16.8
Programming Exports	578.3	5.9	523.4	6.2	10.5
Publishing	727.3	7.4	592.4	7.0	22.8
Publishing Distribution	111.8	1.1	102.4	1.2	9.2
Sky	2,180.6	22.3	1,978.8	23.5	10.2
Cable and Telecom	1,052.8	10.8	551.7	6.6	90.8
Other Businesses	789.4	8.1	492.2	5.8	60.4
Segment Net Sales	9,786.3	100.0	8,432.6	100.0	16.1
Intersegment Operations[1]	(248.2)		(238.3)		(4.2)
Consolidated Net Sales	9,538.1		8,194.3		16.4

Operating Segment Income (Loss)[2]	1Q 2008	Margin %	1Q 2007	Margin %	Inc. %
Television Broadcasting	1,514.2	39.0	1,517.6	40.0	(0.2)
Pay Television Networks	283.3	61.1	237.4	59.8	19.3
Programming Exports	245.3	42.4	236.1	45.1	3.9
Publishing	49.1	6.8	53.7	9.1	(8.6)
Publishing Distribution	2.8	2.5	7.2	7.0	(61.1)
Sky	1,080.2	49.5	963.3	48.7	12.1
Cable and Telecom	327.7	31.1	201.5	36.5	62.6
Other Businesses	(25.3)	(3.2)	(87.1)	(17.7)	71.0
Operating Segment Income	3,477.3	35.5	3,129.7	37.1	11.1
Corporate Expenses	(99.5)	(1.0)	(88.2)	(1.0)	(12.8)
Depreciation and Amortization	993.3	10.4	697.9	8.5	42.3
Consolidated Operating Income	2,384.5	25.0	2,343.6	28.6	1.7
________________
[1] For segment reporting purposes, intersegment operations are included in each of the segment operations.

[2] Operating segment income (loss) is defined as segment operating income (loss) before depreciation and amortization, and corporate expenses.

Television Broadcasting	First-quarter sales increased 2.3% to Ps.3,882.5 million compared with Ps.3,794.7 million in first quarter 2007. This increase was driven by strong ratings primarily in channel 2.

First-quarter operating segment income decreased 0.2% to Ps.1,514.2 million compared with Ps.1,517.6 million in first quarter 2007, and the margin was 39%. These results reflect higher cost of sales and operating expenses that were partially offset by higher sales.

Pay Television Networks
First-quarter sales increased 16.8% to Ps.463.6 million compared with Ps.397 million in first quarter 2007. This increase reflects i) higher revenues from channels sold in Mexico, Latin America, and Spain; ii) higher advertising sales; and iii) higher sales in TuTV, our pay-television joint venture with Univision.

First-quarter operating segment income increased 19.3% to Ps.283.3 million compared with Ps.237.4 million in first quarter 2007, and the margin increased to 61.1%. These results were driven by higher sales that were partially offset by an increase in cost of sales and operating expenses.

Programming Exports
First-quarter sales increased 10.5% to Ps.578.3 million compared with Ps.523.4 million in first quarter 2007. This growth was driven by a 7.8% increase in royalties from Univision, which amounted to US$32.2 million for the quarter. Additionally, we received a one-time royalty adjustment from prior years of US$4.6 million. This was partially offset by i) lower programming sales to Europe, Asia, and Africa; and ii) a negative translation effect on foreign-currency-denominated sales amounting to Ps.14.4 million.

First-quarter operating segment income increased 3.9% to Ps.245.3 million compared with Ps.236.1 million in first quarter 2007, and the margin was 42.4%. These results were driven by higher sales that were partially offset by higher cost of sales and operating expenses.

Publishing
First-quarter sales increased 22.8% to Ps.727.3 million compared with Ps.592.4 million in first quarter 2007. This reflects an increase in advertising and magazine circulation sales abroad driven mainly by the acquisition of Editorial Atlántida. This was partially offset by a decrease in circulation sales in Mexico and by a negative translation effect on foreign-currency denominated sales that amounted to Ps.5.2 million.

First-quarter operating segment income decreased 8.6% to Ps.49.1 million, compared with Ps.53.7 million in first quarter 2007; the margin was 6.8%. These results were driven by higher cost of sales and operating expenses in Mexico, and costs and expenses of Editorial Atlántida, which were partially offset by higher sales.

Publishing Distribution
First-quarter sales increased 9.2% to Ps.111.8 million compared with Ps.102.4 million in first quarter 2007. This increase reflects higher circulation in Mexico and abroad of magazines published by the Company, as well as higher circulation abroad of magazines published by third parties.

First-quarter operating segment income decreased 61.1% to Ps.2.8 million compared with Ps.7.2 million in first quarter 2007, and the margin was 2.5%. These results reflect an increase in cost of sales and operating expenses that were partially offset by higher sales.

Sky
First-quarter sales increased 10.2% to Ps.2,180.6 million compared with Ps.1,978.8 million in first quarter 2007, reflecting an increase in the subscriber base in Mexico and the launch of Sky’s operations in Central America. In addition to Costa Rica and the Dominican Republic, Sky began operations in Nicaragua and Guatemala, closing the quarter with 55 thousand subscribers in the region. The increase in sales was partially offset by lower sales from advertising and pay-per-view revenues. As of March 31, 2008, the number of gross active subscribers increased to 1,642,923 (including 114,855 commercial subscribers), compared with 1,453,311 (including 101,052 commercial subscribers) as of March 31, 2007.

First-quarter operating segment income increased 12.1% to Ps.1,080.2 million compared with Ps.963.3 million in first quarter 2007, and the margin increased to 49.5%. These results reflect higher sales that were partially offset by higher cost of sales and operating expenses related mainly to an increase in subscriber acquisition cost due to the high number of subscriber additions during the quarter, higher promotion expenses, and the start-up costs for the operations in Central America.

Cable and Telecom
First-quarter sales increased 90.8% to Ps.1,052.8 million compared with Ps.551.7 million in first quarter 2007. This increase was attributable to i) the consolidation of Bestel, which represented incremental revenue of Ps.397.1 million; ii) a 9.4% increase in the number of video subscribers, which, as of March 31, 2008, reached 551,562, compared with 504,345 video subscribers reported during first quarter 2007; iii) a 48.4% increase in broadband subscribers to 159,609 compared with 107,534 reported for first quarter 2007; iv) the addition of 15,430 telephony subscribers; and v) a 3% average rate increase effective March 1, 2007.

First-quarter operating segment income increased 62.6% to Ps.327.7 million compared with Ps.201.5 million in first quarter 2007, and the margin was 31.1%. These results reflected higher sales that were partially offset by an increase in costs and expenses of Bestel, and higher programming costs and advertising expenses. Bestel represented incremental operating segment income of Ps.58.9 million.

Other Businesses
First-quarter sales increased 60.4% to Ps.789.4 million compared with Ps.492.2 million in first quarter 2007. This increase was attributable to higher sales in our gaming, feature-film distribution, radio, and soccer businesses, which were partially offset by a decrease in sales in our internet business.

First-quarter operating segment loss decreased to Ps.25.3 million compared with a loss of Ps.87.1 million in first quarter 2007, reflecting higher sales and lower operating expenses that were partially offset by higher cost of sales.

Corporate Expenses
Share-based compensation expense in 2008 and 2007 amounted to Ps.31.3 million and Ps.30.1 million, respectively, and was accounted for as corporate expense. Share-based compensation expense is measured at fair value at the time the equity benefits are granted to officers and employees and is recognized over the vesting period in majority stockholders’ equity.

Non-operating Results in Nominal Terms

Other expense, net
Other expense, net, decreased by Ps.689.6 million, or 96.4%, to Ps.24.9 million in first quarter 2008, compared with Ps.694 million in first quarter 2007. This decrease reflected primarily the loss in disposition of shares of Univision in first quarter 2007. Other expense, net, in first quarter 2008, includes primarily professional services in connection with certain litigation and other matters.

Integral results of financing
The following table sets forth integral results of financing for the three months ended March 31, 2008 and 2007.

	1Q 2008	1Q 2007	Increase (decrease)
Interest expense	649.2	461.8	187.4
Interest income	(423.2)	(312.7)	(110.5)
Foreign exchange loss (gain), net	302.0	(286.5)	588.5
Loss from monetary position, net	0.0	71.6	(71.6)
Integral cost (income) of financing	528.0	(65.8)	593.8

The net expense attributable to the integral cost of financing increased by Ps.593.8 million to Ps.528 million in first quarter 2008 from an integral income of financing of Ps.65.8 million in first quarter 2007. This increase reflected primarily i) a Ps.588.5 million increase in net foreign-exchange loss resulting from a higher average amount of our net foreign currency position combined with the appreciation of the Mexican peso and from derivative contracts to cover interests and foreign exchange risks; and ii) a Ps.187.4 million increase in interest expense, due primarily to the higher average amount of our outstanding debt. These unfavorable variances were partially offset by i) a Ps.110.5 million increase in interest income primarily in connection with a higher average amount of temporary  investments; and ii) the absence of loss from monetary position, as we ceased recognizing the effects of inflation beginning on January 1, 2008, in accordance with Mexican FRS.

Equity in results of affiliates, net
Equity in results of affiliates, net, decreased by Ps.9.5 million, or 4.9%, to Ps.185.3 million in first quarter 2008 compared with Ps.194.8 million in first quarter 2007. This decrease reflected primarily a reduction in equity in loss of La Sexta, our 40% interest in a free-to-air television channel in Spain, as well as an increase in equity in income of OCEN, our 40% interest in a live-entertainment venture in Mexico. This favorable effect was partially offset by an increase in equity in loss of EMI Televisa Music, a music joint venture in the United States.

Income taxes
Income taxes decreased by Ps.90.4 million, or 16%, to Ps.476.2 million in first quarter 2008 from Ps.566.6 million in first quarter 2007. This decrease reflected primarily a lower income-tax base.

Minority interest net income
Minority interest net income decreased by Ps.124.2 million, or 51.6%, to Ps.116.6 million in first quarter 2008 from Ps.240.8 million in first quarter 2007. This decrease reflects primarily a net loss attributable to interests held by minority stockholders in our Cable and Telecom segment, as well as a lower portion of consolidated net income attributable to interests held by minority equity owners in our Sky segment.

Other Relevant Information

Capital expenditures and investments
In first quarter 2008, we invested approximately US$80.1 million in property, plant, and equipment as capital expenditures, including approximately US$27.1 million for Sky, US$11.4 million for our Cable and Telecom segment, US$8.9 million for Gaming, and US$32.7 million for our Television Broadcasting and other businesses segments. In addition, we made investments related to our 40% interest in La Sexta for an aggregate amount of €8.4 million.

Debt
The following table sets forth our total consolidated debt and satellite transponder lease obligation for the three months ended March 31, 2008 and 2007. Results for first quarter 2007 are adjusted in millions of Mexican pesos in purchasing power as of December 31, 2007, and results for the first quarter 2008 are stated in millions of nominal Mexican pesos.

	1Q 2008	1Q 2007	Increase (decrease)
Current portion of long-term debt	248.9	1,271.8	(1,022.9)
Long-term debt (excluding current portion)	24,102.2	18,267.4	5,834.8
	24,351.1	19,539.2	4,811.9
Current portion of satellite transponder lease obligation	98.0	93.0	5.0
Long-term satellite transponder lease obligation (excluding current portion)	983.4	1,151.3	(167.9)
	1,081.4	1,244.3	(162.9)

As of March 31, 2008 and 2007, our consolidated net cash position (cash, temporary investments, and long-term investments less total debt) was of Ps.7,774.2 million and Ps.12,953.9 million, respectively.  Long-term investments as of March 31, 2008 and 2007, amounted to Ps.1,553.2 million and Ps.796.2 million, respectively.

Share buyback program
During first quarter 2008, we repurchased approximately 10.4 million CPOs for Ps.503.7 million in nominal terms. At our upcoming shareholder meeting scheduled for April 30, 2008, the board of directors will propose to shareholders to cancel approximately 61.1 million CPOs repurchased during 2007 and first quarter 2008.

Dividend proposal
The board of directors agreed to submit to the shareholder meeting a proposal to pay an extraordinary dividend of Ps.0.40 per CPO, in addition to Televisa’s ordinary dividend of Ps.0.35 per CPO, for a total of Ps.0.75 per CPO. The total amount of the dividend is approximately Ps.2,230.5 million and, if approved by the shareholders, would be paid during the month of May. This represents a dividend yield of approximately 1.4% based on today’s CPO closing price.

Television ratings and audience share
National urban ratings and audience share reported by IBOPE confirm that, in first quarter 2008, Televisa continued to deliver strong ratings and audience shares. During weekday prime time (19:00 to 23:00, Monday to Friday), audience share amounted to 72.8%; in prime time (16:00 to 23:00, Monday to Sunday), audience share amounted to 70.8%; and in sign-on to sign-off (6:00 to 24:00, Monday to Sunday), audience share amounted to 72.1%.

Outlook for 2008
For the full year, we estimate that both Television Broadcasting sales and operating segment income will grow by approximately 4.5% in nominal terms.

About Televisa
Grupo Televisa, S.A.B., is the largest media company in the Spanish-speaking world and a major participant in the international entertainment business. It has interests in television production and broadcasting, production of pay-television networks, international distribution of television programming, direct-to-home satellite services, cable television and telecommunication services, magazine publishing and publishing distribution, radio production and broadcasting, professional sports and live entertainment, feature-film production and distribution, the operation of a horizontal internet portal, and gaming. Grupo Televisa also owns an unconsolidated equity stake in La Sexta, a free-to-air television venture in Spain.

Disclaimer
This press release contains forward-looking statements regarding the Company’s results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in “Item 3. Key Information – Forward-Looking Statements” in the Company’s Annual Report on Form 20-F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

(Please see attached tables for financial information and ratings data)

###

Investor Relations:	Media Relations:

Michel Boyance	Manuel Compeán
María José Cevallos	Tel: (5255) 5728 3815
Tel: (5255) 5261-2445	Fax: (5255) 5728 3632
Fax: (5255) 5261-2494	mcompean@televisa.com.mx
ir@televisa.com.mx	http://www.televisa.com
http://www.televisa.com
http://www.televisair.com

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF MARCH 31, 2008, AND DECEMBER 31, 2007
(Millions of Mexican Pesos*)

	March 31,		December 31,
	2008		2007
ASSETS	(Unaudited)		(Unaudited)

Current:
Cash	Ps.	727.8	Ps.	843.5
Temporary investments		29,844.3		26,461.4
		30,572.1		27,304.9

Trade notes and accounts receivable, net		12,635.8		17,294.7
Other accounts and notes receivable, net		1,930.0		2,590.3
Due from affiliated companies		102.9		195.0
Transmission rights and programming		3,154.9		3,154.7
Inventories		868.0		834.0
Other current assets		896.2		653.3
Total current assets		50,159.9		52,026.9

Transmission rights and programming		5,544.8		5,252.7
Investments		8,424.4		8,115.6
Property, plant, and equipment, net		24,999.4		25,171.3
Intangible assets and deferred charges, net		8,094.5		8,098.7
Other assets		40.8		38.3
Total assets	Ps.	97,263.8	Ps.	98,703.5

*We recognized the effects of inflation in our financial information through December 31, 2007. Beginning January 1, 2008, in accordance with the guidelines provided by Mexican FRS, we ceased recognizing such effects in our financial reporting. Also, as required by Mexican FRS, the amounts of the consolidated balance sheet as of December 31, 2007 are stated in millions on Mexican pesos with purchasing power as of December 31, 2007.

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF MARCH 31, 2008, AND DECEMBER 31, 2007
(Millions of Mexican Pesos*)

	March 31,		December 31,
	2008		2007
LIABILITIES	(Unaudited)		(Unaudited)

Current:
Current portion of long-term debt	Ps.	248.9	Ps.	488.7
Current portion of satellite transponder lease obligation		98.0		97.7
Trade accounts payable		5,283.2		4,457.5
Customer deposits and advances		15,579.6		17,145.1
Taxes payable		524.3		684.5
Accrued interest		212.1		307.8
Due to affiliated companies		123.8		127.2
Other accrued liabilities		2,515.2		2,173.9
Total current liabilities		24,585.1		25,482.4
Long-term debt, net of current portion		24,102.2		24,433.4
Satellite transponder lease obligation, net of current portion		983.4		1,035.1
Customer deposits and advances, noncurrent		2,659.8		2,665.2
Other long-term liabilities		2,698.8		2,849.4
Deferred taxes		602.6		1,272.8
Pension plans, seniority premiums and severance indemnities		271.4		314.9
Total liabilities		55,903.3		58,053.2

STOCKHOLDERS' EQUITY

Capital stock issued, no par value		10,267.6		10,267.6
Additional paid-in capital		4,547.9		4,547.9
		14,815.5		14,815.5
Retained earnings:
Legal reserve		2,135.4		2,135.4
Reserve for repurchase of shares		1,240.9		1,240.9
Unappropriated earnings		23,685.5		21,713.4
Majority interest net income for the period		1,053.5		8,082.5
		28,115.3		33,172.2

Accumulated other comprehensive income (loss), net		2,933.6		(3,009.5)
Shares repurchased		(8,198.0)		(7,939.1)
		22,850.9		22,223.6
Total majority interest		37,666.4		37,039.1

Minority interest		3,694.1		3,611.2
Total stockholders' equity		41,360.5		40,650.3
Total liabilities and stockholders' equity	Ps.	97,263.8	Ps.	98,703.5

*We recognized the effects of inflation in our financial information through December 31, 2007. Beginning January 1, 2008, in accordance with the guidelines provided by Mexican FRS, we ceased recognizing such effects in our financial reporting. Also, as required by Mexican FRS, the amounts of the consolidated balance sheet as of December 31, 2007 are stated in millions on Mexican pesos with purchasing power as of December 31, 2007.

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
FOR THE THREE MONTHS ENDED MARCH 31, 2008 AND 2007
(Millions of Mexican Pesos)

	Three months ended March 31,
	2008		2007		2007
	(Unaudited*)		(Unaudited*)		(Nominal**)

Net sales	Ps.	9,538.1	Ps.	8,455.5	Ps.	8,194.3

Cost of sales[1]		4,783.6		4,064.9		3,948.3

General expenses:
Selling[1]		751.7		670.5		651.5
Administrative[1]		625.0		569.3		553.0
Depreciation and amortization		993.3		718.6		697.9
Operating income		2,384.5		2,432.2		2,343.6
Other expense, net		24.9		714.5		694.0
Integral result of financing:
Interest expense		649.2		475.4		461.8
Interest income		(423.2)		(321.9)		(312.7)
Foreign exchange loss (gain), net		302.0		(295.0)		(286.5)
Loss from monetary position, net		-		73.8		71.6
		528.0		(67.7)		(65.8)
Equity in losses of affiliates, net		185.3		200.6		194.8
Income before income taxes		1,646.3		1,584.8		1,520.6
Income taxes		476.2		583.3		566.6
Consolidated net income		1,170.1		1,001.5		954.0
Minority interest net income		116.6		247.9		240.8
Majority interest net income	Ps.	1,053.5	Ps.	753.6	Ps.	713.2
_______________
[1] Excluding depreciation and amortization.
*
We recognized the effects of inflation in our financial information through December 31, 2007. Beginning January 1, 2008, in accordance with the guidelines provided by Mexican FRS, we ceased recognizing such effects in our financial reporting. Also, as required by Mexican FRS, the amounts of the consolidated statement of income for the three months ended March 31, 2007, are stated in millions on Mexican pesos with purchasing power as of December 31, 2007.

**	We also present our first quarter 2007 results in nominal terms to provide additional comparison with our first quarter 2008 results.

NATIONAL URBAN RATINGS AND AUDIENCE SHARE FOR FULL-YEAR 2007 AND FIRST QUARTER OF 20081:

SIGN-ON TO SIGN-OFF – 6:00 TO 24:00, MONDAY TO SUNDAY

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	2007	Jan	Feb	Mar	1Q08
Channel 2
Rating	11.5	11.7	10.8	10.2	10.1	10.0	10.1	10.6	10.3	9.6	10.5	9.4	10.4	10.6	11.8	11.2	11.2
Share (%)	32.4	33.4	30.7	29.8	28.8	28.5	28.6	29.7	29.5	27.9	28.8	28.0	29.7	29.0	32.0	30.8	30.6
Total Televisa[2]
Rating	25.2	25.0	24.5	23.8	24.8	24.8	25.0	25.5	25.0	24.4	26.3	24.1	24.9	26.2	27.0	26.0	26.4
Share (%)	71.2	71.1	69.9	69.3	70.6	70.3	71.0	71.5	71.6	70.7	71.9	71.4	70.9	71.4	72.9	71.9	72.1

PRIME TIME – 16:00 TO 23:00, MONDAY TO SUNDAY3

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	2007	Jan	Feb	Mar	1Q08
Channel 2
Rating	16.7	17.5	15.0	13.5	13.4	13.6	14.3	15.2	14.7	13.1	14.6	12.6	14.5	15.2	17.8	16.5	16.5
Share (%)	33.4	35.2	31.0	28.7	28.0	28.3	29.7	31.2	30.6	27.7	28.7	26.9	29.9	29.6	34.5	33.2	32.4
Total Televisa[2]
Rating	35.2	35.0	33.1	31.4	32.6	32.8	33.3	33.9	33.7	32.1	35.3	32.1	33.4	35.7	37.2	35.4	36.1
Share (%)	70.4	70.4	68.4	67.0	68.1	68.3	69.2	69.7	70.1	68.0	69.4	68.8	69.0	69.6	71.8	71.1	70.8

WEEKDAY PRIME TIME – 19:00 TO 23:00, MONDAY TO FRIDAY3

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	2007	Jan	Feb	Mar	1Q08
Channel 2
Rating	22.2	23.7	20.5	18.1	17.7	18.6	19.1	21.1	18.9	15.2	16.2	14.0	18.8	19.0	24.9	23.3	22.4
Share (%)	38.1	41.1	36.3	33.7	32.4	33.1	34.4	37.4	33.8	28.0	27.9	26.5	33.6	31.6	40.5	40.6	37.6
Total Televisa[2]
Rating	41.8	41.9	39.1	36.6	37.7	38.4	38.2	39.4	38.7	36.2	39.2	35.0	38.5	41.5	45.3	43.4	43.4
Share (%)	71.9	72.5	69.5	68.1	68.9	68.3	68.7	70.0	69.2	66.7	67.4	66.4	69.0	69.2	73.7	75.5	72.8

_______________
1 National urban ratings and audience share are certified by IBOPE and are based upon IBOPE's national surveys, which are calculated seven days a week, in Mexico City, Guadalajara, Monterrey, and 25 other cities with a population of more than 500,000 people. “Ratings” for a period refers to the number of television sets tuned into the Company’s programs as a percentage of the total number of all television households. “Audience share” is the number of television sets tuned into the Company's programs as a percentage of the number of households watching conventional over-the-air television during that period, without regard to the number of viewers.

2 "Total Televisa" includes the Company's four networks as well as all local affiliates (including affiliates of Channel 4, most of which receive only a portion of their daily programming from Channel 4). Programming on affiliates of Channel 4 is generally broadcast in 12 of the 28 cities covered by national surveys. Programming on Channel 9 affiliates is broadcast in all of the cities covered by national surveys.

3 "Televisa Prime Time" is the time during which the Company generally charges its highest rates for its networks.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: April 29, 2008	By:	/s/ Jorge Lutteroth Echegoyen
		Name:	Jorge Lutteroth Echegoyen
		Title:	Controller, Vice President